Securities and Exchange Commission
Washington, D.C.  20549

____________

Schedule 14D-9

Solicitation/Recommendation Statement
Under Section 14(d)(4) of
the Securities Exchange Act of 1934

____________

Integrity Mutual Funds, Inc.
(Name of Subject Company)

Integrity Mutual Funds, Inc.
(Name of Person Filing Statement)

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

45820C 10 6
(CUSIP Number of Class of Securities)

____________

Robert E. Walstad
Chairman of the Board of Directors and Chief Executive Officer
Integrity Mutual Funds, Inc.
1 Main Street North
Minot, North Dakota  58703
(701) 852-5292

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person Filing Statement)

Copies to:

Mark J. Kneedy, Esq.
Jonathan A. Koff, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois  60603-4080
(312) 845-3000

       Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.      Subject Company Information.

Name and Address

The name of the subject company is Integrity Mutual Funds, Inc., a North Dakota corporation (the "Company").  The principal executive offices of the Company are located at 1 Main Street North, Minot, North Dakota 58703, and the Company's telephone number is (701) 852‑5292.

Securities

The class of equity securities to which this Solicitation/Recommendation Statement (this "Statement") relates is the Company's common shares, par value $0.0001 per share (the "Shares").

As of February 28, 2006, there were 13,558,543 Shares outstanding.

Item 2.      Identity and Background of Filing Person.

Name and Address

The name, business address and business telephone number of the Company, which is the person filing this Statement, are set forth in Item 1 above, which information is incorporated herein by reference.

Tender Offer

This Statement relates to the tender offer by Xponential, Inc., a Delaware corporation (the "Purchaser"), disclosed in a Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "SEC") on April 25, 2006, (the "Schedule TO").  According to the Schedule TO, the Purchaser is offering to purchase up to 3,000,000 Shares which are not currently owned by the Purchaser at a purchase price of $0.40 per Share (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 25, 2006 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, are referred to herein collectively as the "Offer"), which has been sent or given to shareholders of the Company.  The Offer to Purchase states that the principal business address of the Purchaser is 6400 Atlantic Boulevard, Suite 190, Norcross, Georgia 30071 and its telephone number is (678) 720-0660.

Item 3.      Past Contacts, Transactions, Negotiations and Agreements.

Except as described herein, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (1) the Company, its executive officers, directors or affiliates, or (2) the Purchaser and its executive officers, directors or affiliates.

Information regarding certain agreements, arrangements and understandings and any actual or potential conflicts of interest is included in the following sections of the Company's Proxy Statement filed on Schedule 14A with the SEC on April 11, 2006 (the "2006 Proxy Statement"), which sections are attached hereto as Appendix A and incorporated herein by this reference:  "Security Ownership of Certain Beneficial Owners and Management," "Election of Directors," "Director Compensation," "Executive Compensation" and "Certain Relationships and Related Transactions" and the following sections of the Offer to Purchase, which sections are attached hereto as Appendix B and incorporated herein by reference:  Sections 9 and 11 of the Offer to Purchase, entitled "Certain Information Concerning the Purchaser" and "Background of the Offer, Past Contracts, Negotiations and Transactions."

North Dakota Business Corporation Law.  Pursuant to the North Dakota Business Corporation Act ("NDBCA"), unless otherwise set forth in its Restated Articles of Incorporation or Bylaws, the Company is required to indemnify directors, officers and employees serving in his or her official capacity on behalf of the Company against judgments, penalties, fines and settlements assessed against such person, including reasonable attorney's fees and disbursements in connection with any such proceeding.  The indemnification mandated by the NDBCA is subject to the certain conditions, including, but not limited to (a) no indemnification provided by another organization or employee benefit plan for the same judgments, penalties, fines, settlements or expenses, (b) the person subject to indemnity acted in good faith and received no improper personal benefit, (c) in case of a criminal proceeding, the person subject to indemnity had no reasonable cause to believe the conduct was unlawful, and (d) under certain circumstances, the person subject to indemnity reasonably believed that the act or omission was in the best interest of the Company.  The Restated Articles of Incorporation or Bylaws of the Company do not currently prohibit indemnification or advances of expenses required under the NDBCA or otherwise impose additional conditions on indemnification or advances of expenses.

North Dakota, the Company's state of incorporation, has a form of anti-takeover law known as a "stakeholder law."  §§10-19.1-50(6) of the NDBCA provides: "In discharging the duties of the position of director, a director may, in considering the best interests of the corporation, consider the interests of the corporation's employees, customers, suppliers, and creditors, the economy of the state and nation, community and societal considerations, and the long-term as well as the short-term interests of the corporation and its shareholders, including the possibility that these interests may be best served by the continued independence of the corporation."  The Company reserves the right to consider the applicability of the anti-takeover law of North Dakota in connection with the decision by the board of directors of the Company in recommending to its shareholders the acceptance or rejection of the Offer.

The directors and officers of the Company are covered by director and officer insurance.

Purchaser  Relationship with the Company.  Integrity Money Management, Inc. ("Integrity Money Management"), a wholly-owned subsidiary of the Company, is registered as an investment advisor with the SEC under the Investment Advisors Act of 1940 and performs investment advisory services under investment advisory agreements with public mutual funds.  Integrity Money Management has entered into a Sub-Advisory Agreement dated April 27, 2004 with SMH Capital Advisors, Inc. ("SMH Capital Advisors") with respect to the Integrity High Income Fund.  Integrity Money Management has also entered into a Sub-Advisory Agreement with SMH Capital Advisors dated June 29, 2005 with respect to the Integrity All Season Fund.  Pursuant to these agreements, SMH Capital Advisors provides investment advisory services to Integrity Money Management in connection with the Integrity High Income Fund and Integrity All Season Fund.

According to publicly available information, Dwayne Moyers and Jeffrey A. Cummer serve as Chief Investment Officer and Senior Portfolio Manager and President and Senior Portfolio Manager, respectively, for SMH Capital Advisors and Chairman of the Board and Chief Executive Officer and Vice President and member of the board of directors, respectively, for the Purchaser.  According to the proxy statement on Schedule 14A filed by the Purchaser with the SEC on October 3, 2005,  as of June 30, 2005, Mr. Moyers and Mr. Cummer beneficially owned 16.66% and 20.72%, respectively, of the outstanding voting securities of the Purchaser, and SMH Capital Advisors beneficially owned 32.81% of the outstanding voting securities of the Purchaser (the securities held by SMH Capital Advisors are owned by various investors for which SMH Capital Advisors retains, in certain cases, voting and dispositive power).  In addition, according to documents filed by the Purchaser with the SEC, Mr. Moyers beneficially owns 47,500 Shares, which represents approximately 0.350% of the Shares outstanding as of the date of the Offer.

Purchaser Communications with the Company.  On December 8, 2005, Mr. Cummer made a presentation to the Company's board of directors, in which a limited tender offer for the Shares by the Purchaser was discussed.  The presentation included a discussion of how the Purchaser could increase earnings and shareholder value of the Company through the expertise of the Purchaser's management.

Purchaser sent a letter to the Company's board of directors dated February 14, 2006, discussing the prior board of directors meeting and notifying the board of directors of the Company that the Purchaser plans to make a tender offer to the Company's shareholders for up to 24.9% of the outstanding Shares.

Item 4.      The Solicitation or Recommendation.

Recommendation of the Company Board; Reasons for Recommendation

The Company's Board of Directors is expressing no opinion and is remaining neutral with respect to the Offer.  The Board of Directors has not made a determination whether the Offer is fair to and in the best interests of the Company's shareholders and the Board of Directors is not making a recommendation regarding whether the Company's shareholders should accept the Offer and tender their Shares.

The Board of Directors believes that a shareholder's decision as to whether to tender Shares pursuant to the Offer is a personal decision.  As a result, the Board of Directors urges each Company shareholder to make his, her or its own decision regarding the Offer based on all of the available information, including the adequacy of the Offer Price, in light of the shareholder's own investment objectives, the shareholder's views as to the Company's prospects and outlook and any other factors that the shareholder deems relevant to his, her or its investment decision.  Each shareholder should obtain a current market quotation regarding the trading price of the Shares.

Intent to Tender

To the Company's knowledge, (1) none of its executive officers, directors, affiliates or subsidiaries presently intends to tender Shares pursuant to the Offer and (2) none of the Company's executive officers, directors, affiliates or subsidiaries presently intends to sell any Shares which are owned beneficially or held of record by such persons.  The foregoing does not include Shares over which or with respect to which any of such executive officers, directors or affiliates or subsidiaries acts in a fiduciary or representative capacity or is subject to instructions from a third party.

Item 5.      Person/Assets Retained, Employed, Compensated or Used.

Except as set forth in this Statement, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to shareholders on its behalf concerning the Offer.

Item 6.      Interest in Securities of the Subject Company.

During the past 60 days, no transactions in Shares have been effected by the Company or, to the Company's knowledge, by any of its executive officers, directors or affiliates.

Item 7.      Purposes of the Transaction and Plans or Proposals.

Subject Company Negotiations

Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiation in response to the Offer which relates to (i) a tender offer for or other acquisition of securities of the Company by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the dividend rate or policy, indebtedness or present capitalization of the Company.

Except as set forth in this Statement, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in the preceding paragraph.

In the ordinary course of business, the Company continuously engages in discussions with third parties with respect to potential business opportunities that could involve an extraordinary transaction relating to the Company.  The Company also makes inquiries of others with respect to such opportunities.  None of the foregoing is in response to the Offer and the Company intends to continue such activities.

Item 8.      Additional Information.

Not Applicable.

Item 9.      Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated April 25, 2006 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO of Purchaser filed on May 21, 2004).
(a)(1)(A)	Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO of Purchaser filed on April 25, 2006.
(a)(1)(C)	Letter to Shareholders of Integrity Mutual Funds, Inc., dated May 5, 2006.
(e)(1)	Excerpts from the Integrity Mutual Funds, Inc. Proxy Statement filed with the SEC on Schedule 14A on April 11, 2006 incorporated by reference to Exhibit A to this Schedule.
(e)(2)	Excerpts from the Offer to Purchaser filed as Exhibit (a)(1) to the Schedule TO of Xponential, Inc. filed with the SEC on April 25, 2006 incorporated by reference to Exhibit B to this Schedule.

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Integrity Mutual Funds, Inc.

By: /s/ Robert E. Walstad
Chairman of the Board of Directors and
Chief Executive Officer

Dated:  May 5, 2006